Exhibit 99.1

Alcon Introduces New Systane® BALANCE Lubricant Eye Drops for Dry Eye Patients with Meibomian Gland Dysfunction

HUENENBERG, Switzerland – October 11, 2010 – Alcon, Inc. (NYSE: ACL), the world’s leader in eye care, announced the launch of Systane® BALANCE Lubricant Eye Drops, the newest lubricant eye drop in the Systane® family of products. Patients with Meibomian Gland Dysfunction (MGD) are unable to adequately prevent the evaporation of tears, resulting in dry eye symptoms. Systane® BALANCE is a scientifically engineered product that contains HP Guar, borate, sorbitol, propylene glycol and Alcon’s exclusive LipiTech™ System, a unique emulsion technology of mineral oil and an anionic phospholipid. Systane® BALANCE is designed to restore the lipid layer and the natural tear film to allow for relief of dry eye symptoms.
“We are dedicated to applying scientific rigor to discover treatments for chronic conditions such as dry eye. Meibomian Gland Dysfunction is a significant cause of dry eye symptoms and now patients who suffer from dry eye associated with MGD can use Systane® BALANCE to restore their lipid layer, re-establish their natural tear film and maintain their tear film stability,” said Sabri Markabi, M.D., Alcon’s chief medical officer and senior vice president of Research and Development.
MGD is the most common cause of evaporative dry eye with an estimated 50 percent of dry eye patients experiencing MGD. Physicians observed an association between the use of Systane® BALANCE and better tear film stabilization as well as an improvement in the thickening of the lipid layer, which are desirable characteristics in treating dry eye. Unlike some other drops where blurring may be a concern, patients reported minimal blur after instilling drops of Systane® BALANCE.
Systane® BALANCE is widely available without prescription at major retailers in the United States and will become available in Latin America later this year.

About Dry Eye Syndrome
Dry Eye Syndrome is a condition caused by changes in the quantity or quality of tears, causing eyes to feel dry and irritated. Tears are composed of three main layers that work together to keep eyes comfortable and protected. If anything affects the balance of these elements, tears will dissipate too quickly, causing uncomfortable dry spots. Dry Eye Syndrome, which affects both women and men, often goes undiagnosed and if left untreated, can lead to long-term complications. There is no cure for Dry Eye Syndrome, but there are many treatment options available to help relieve symptoms.

About Meibomian Gland Dysfunction
Meibomian Gland Dysfunction (MGD) is when meibomian glands in eye lids do not secrete adequate amounts of lipid (oils) to seal the aqueous tears and prevent evaporation, causing tear film instability.

About SYSTANE® Family of Products

Systane® Lubricant Eye Drops have been clinically proven to reduce the symptoms of dry eye, providing immediate, long-lasting protection and comfort. The Systane® brand is the number one selling dry eye franchise in artificial tear solutions and its proven performance has led to a #1 doctor recommended brand. Systane® BALANCE Lubricant Eye Drops is indicated for the
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temporary relief of burning and irritation due to dryness of the eye. Other products in the Systane® family include Systane® Preservative-Free formula, Systane® ULTRA Lubricant Eye Drops, Systane® ULTRA Preservative-Free formula, Systane® Nighttime Ointment and Systane® Contacts Lubricant Eye Drops.  While Systane® ULTRA is designed for dry eye with aqueous deficient patients, Systane® BALANCE Lubricant Eye Drops is designed specifically for dry eye patients associated with MGD. For more information, visit www.systane.com.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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doug.machatton@alconlabs.com

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www.alcon.com